                                                                                                                                                                                EXHIBIT 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the interim unaudited condensed consolidated financial statements and results of operations ("MD&A") of Xtra-Gold Resources Corp. ("Xtra-Gold" or our "company") for the three months ended March 31, 2021 and 2020 should be read in conjunction with the interim unaudited condensed consolidated financial statements and the related notes to the company's interim unaudited condensed consolidated financial statements.  The following discussion contains forward-looking statements that reflect Xtra-Gold's plans, estimates and beliefs.  Our company's actual results could differ materially from those discussed in the forward-looking statements set out herein.  Factors that could cause or contribute to such differences include, but are not limited to those discussed below and as contained elsewhere in this MD&A.  Our company's condensed consolidated unaudited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

Additional information relating to our company, including our consolidated audited financial statements and the notes thereto for the years ended December 31, 2020, 2019 and 2018 and our annual report on Form 20-F, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to those discussed below and elsewhere in our 20-F annual report, particularly in the item entitled "Risk Factors" beginning on page 8 of our 20-F annual report.

Highlights for the Three-Month Period Ended March 31, 2021 and Subsequent Period

During the three-month period ended March 31, 2021:

● in connection with our gold recovery operations, we produced 1,500 ounces of raw gold.  We sold 2,017 fine ounces of gold at an average price of US$1,845 per ounce.

● cash on hand, excluding restricted cash, increased to $6.7 million at March 31, 2021, from $4.6 million at December 31, 2020.

● on February 17, 2021, announced the results of seven drill holes (from the 2020 drill campaign).  The results included four holes in the Double 19 zone and three holes testing a generative grassroots project.

●   on March 12, 2021, announced the extension of its Normal Course Issuer Bid for its shares through March 2022.

●   a total of 18 diamond core boreholes totaling 2,989 metres completed by the Company's in-house drilling crews as part of the ongoing target generation drilling program geared towards the identification of new resource expansion opportunities within the Zone 2 - Zone 3 maiden mineral resource footprint area.

●   on April 14, 2021, announced the results of 13 drill holes,  totaling 2,185 metres, on the Double 19 deposit (9 holes), Gatehouse zone (3 holes), and newly identified Lone Tree shear structure (1 hole).

Overview

We are engaged in the exploration of gold properties exclusively in Ghana, West Africa in the search for mineral deposits and mineral reserves which could be economically and legally extracted or produced. Our exploration activities include the review of existing geological data, grid establishment and soil geochemical sampling, geological mapping, geophysical surveying, trenching and pitting to test gold-in-soil anomalies and diamond core and/or reverse circulation (RC) drilling to test targets followed by infill drilling, if successful, to define a mineral reserve.

Our mining concession portfolio currently consists of 225.87 square kilometers comprised of 33.65 square kilometers for our Kibi project, 51.67 square kilometers for our Banso project, 55.28 square kilometers for our Muoso project, 44.76 square kilometers for our Kwabeng project, and 40.51 square kilometers for our Pameng project, or 55,873 acres, pursuant to the leased areas set forth in our mining leases.

Technical Disclosure

The hardrock, lode gold exploration technical information relating to our mineral properties contained in this MD&A is based upon information prepared by or the preparation of which was supervised by Yves Clement, P.Geo., our Vice-President, Exploration. Mr. Clement is a Qualified Person as defined by Canadian Securities National Instrument 43-101 concerning standards of disclosure for mineral projects.

Plan of Operations

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

● follow-up trenching of Zone 2 - Zone 3 early stage gold shoots / showings to guide future mineral resource expansion drilling efforts;

●  prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

 ● a diamond core drill program of approximately 12,000 metres, at an estimated cost of $600,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of follow up drilling of early stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012) within the Zone 2 - Zone 3 maiden mineral resource footprint area and testing of prospective litho-structural gold settings identified by recently completed 3D geological modelling; and scout drilling of new grassroots gold targets across the Apapam concession.

at our Kwabeng project:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at this project (commenced in March 2013);

at our Pameng project:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

at our Banso and Muoso projects:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at these projects (commenced in 2015);

As at the date of this annual report, we have estimated $400,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects.

As part of our current business strategy, we plan to continue engaging technical personnel under contract where possible as our management believes that this strategy, at its current level of development, provides the best services available in the circumstances, leads to lower overall costs and provides the best flexibility for our business operations. For example, the purchase of an exploration drill as opposed to using contract drillers has generated significant savings to the company.

We anticipate that our ongoing efforts will continue to be focused on the exploration and development of our projects and completing acquisitions in strategic areas. We will look to acquire further interests in gold mineralized projects that fall within the criteria of providing a geological basis for development of drilling initiatives that can enhance shareholder value by demonstrating the potential to define reserves.

We continued with our recovery of placer gold operations at our Kwabeng Banso and Muoso properties in 2020.  We contract out as many services as possible on our placer gold recovery operations to local Ghanaians in order to maximize cost efficiencies.

Our fiscal 2021 budget to carry out our plan of operations is approximately $1,800,000 as follows and as disclosed in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview:

Soil sampling / trenching	$400,000
Drilling	600,000
Administration	600,000
Stock-based compensation (non-cash)	200,000
TOTAL	$1,800,000

These expenditures are subject to change if management decides to scale back or accelerate operations.

Our company has historically relied on funds from gold recovery from alluvial operations, equity and debt financings to finance its ongoing operations.  Existing working capital, possible debt instruments, further private placements and anticipated cash flow from placer gold recovery operations are expected to be adequate to fund our company's operations over the next year.  During 2021, we will require minimal capital expenditures to implement our plan of operations.

Trends

Gold prices closed in 2020 at $1,888 per ounce, above the 2020 average of $1,770 per ounce.  The low for 2020 occurred in March, with prices gradually demonstrating strength from that time forward. We continue to see positive indicators for gold prices in the future.

The WHO-declared coronavirus pandemic continues to create a significant amount of economic uncertainty across the world.  While gold prices originally surged with this announcement, prices have fallen back recently with a global asset sell off.  Indicators are of significant spending programs by all governments to combat this issue while supporting national economies.

The coronavirus has negatively affected world GDP's and resulted in significant amounts of money printing by governments.  This response has resulted in inflation in previous cycles.

Gold does well in times of uncertainty.  National, corporate and individual debt levels increase this uncertainty and leave less room to safely manage any potential crisis.

Gold prices per ounce over the three-month period ended March 31, 2021 and previous two years are as follows:

	Q1 2021	2020	2019
High	$1,943	$2,067	$1,546
Low	1,684	1,474	1,270
Average	1,798	1,770	1,392

The tone for the precious metals market in the near future will depend on the U.S. dollar strength.  While the US Federal Reserve has continued to express a neutral stance to interest rates, current events have led to significant rate decreases recently.  The focus going forward will be on how much economic growth, government deficits and debts affect the ability of the Federal Reserve to increase future rates or shrink its balance sheet.  Any further wobble or extension of the time to address the issues related to the pandemic in the US economy could interfere with the rate increases and create uncertainty about the US economy, which would be good for gold prices.

Overall, a lower U.S. dollar should lead to higher costs in U.S. dollar terms to identify and explore for gold but could be more than offset by higher gold prices, resulting in greater interest in gold exploration companies.  Conversely, if the U.S. dollar strengthens further, interest in the gold exploration sector could be reduced.

Currently, Covid-19 has not affected any of the Company's operations in Ghana.  The first cases of Covid-19 were detected much later in Ghana than other parts of the world, and Government action has limited the incidence of transmission.  The Company continues to monitor the potential effects on its operations and is implementing protocol to hopefully help in minimize its impact.  However, investors are cautioned this is an evolving issue, and that there is not guarantee the Company's protocols will be effective.

Summary of the last five fiscal years ending December 31

	2020	2019	2018	2017	2016
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated pre tax income for the year	2,297,023	2,388,347	1,539,294	453,932	(467,711)
Net gain attributable to non-controlling interest	(141,782)	(140,390)	(233,111)	(98,077)	(13,173)
Income tax	(294,992)	Nil	Nil	Nil	Nil
Net gain (loss) Xtra-Gold Resources Corp.	1,860,249	2,247,957	1,306,183	355,855	(480,884)
Basic and diluted income (loss) attributable to common shareholders per common share	0.04	0.05	0.03	0.01	(0.01)
Total current assets	7,739,823	5,438,858	3,258,955	1,825,775	1,593,038
Total assets	9,340,942	6,875,325	4,790,576	3,328,082	2,895,984
Total current liabilities	426,819	443,540	624,205	443,457	486,613
Total liabilities	426,819	443,540	624,205	443,457	486,613
Working capital	7,313,004	4,995,317	2,634,750	1,382,318	1,106,425
Capital stock	46,817	45,844	46,246	47,782	48,174
Total equity	8,914,123	6,431,785	4,166,371	2,884,625	2,409,371
Total Xtra-Gold Resources Corp. stockholders' equity	9,226,864	6,886,308	4,761,284	3,712,649	3,335,472
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	46,645,387	46,095,232	47,089,027	47,948,596	47,256,630
Basic and diluted weighted average number of common shares outstanding	49,033,887	49,589,430	49,405,027	51,339,216	47,256,630

Summary of Quarterly Results

Three Months Ended	Net Income (Loss) $	Basic and Diluted Income (Loss) Per Share $

March 31, 2021	$1,920,672	$0.04
December 31, 2020	(427,897) )	(0.01) )
September 30, 2020	714,181	0.02
June 30, 2020	1,216,221	0.03
March 31, 2020	357,744	0.01
December 31, 2019	(147,234)	(0.00)
September 30, 2019	1,501,085	0.03
June 30, 2019	513,774	0.01

Results of Operations for the Three Months Ended March 31, 2021 as Compared to the Three Months Ended March 31, 2020

Our company's net income for the three months ended March 31, 2021 was $1,920,672 as compared to a net income of $357,744 for the three months ended March 31, 2020.  Improved profits from gold recovery and gains on the company's investment portfolio were offset by increased operating expenses and tax expenses.

Our company's basic and diluted net income per share for the three months ended March 31, 2021 was $0.04 compared to a net income of $0.01 per share for the three months ended March 31, 2020.  The weighted average number of shares outstanding was 46,838,135 basic and 48,984,135 fully diluted at March 31, 2021 compared to 46,171,150 basic and 49,183,633 fully diluted for the three months ended March 31, 2020.  The increase in the weighted average number of shares outstanding in 2021 can be mostly attributed to the warrant exercises in February 2020.  The company renewed its share repurchase program in early 2021.  In the three-month period ended March 31, 2021, the company repurchased 104,00 shares of which 41,900 were cancelled in the period and 52,200 were cancelled in April 2021.  The company also cancelled 5,200 shares purchased in December 2020.

We incurred expenses of $383,282 in the three months ended March 31, 2021 as compared to $232,156 in the three months ended March 31, 2020.  Amortization for the three months ended March 31, 2021 increased to $44,439 as compared to $26,297 for the three months ended March 31, 2020, reflecting the purchase of a second drill and some additional field equipment in 2020 and Q1 2021.  The company increased its exploration capacity with the purchase of a new drill in March 2020 to accelerate exploration results.  General and administrative ("G&A") expenses were $156,550 in the three months ended March 31, 2021 as compared to $87,706 in the three months ended March 31, 2020. Most of the increase occurred in marketing and regulatory expenses as compared to Q1 2020.  Exploration costs increased to $182,293 as compared to $118,153 for the three months ended March 31, 2020.  Additional drilling and consulting expense to assist with results interpretation created the increase.  All exploration costs were expensed in the periods.

Exploration activities for the March 2021 quarter focussed on the Kibi Gold Project (Apapam Mining Lease) with the continuation of the target generation drilling program geared towards the identification of new resource expansion opportunities within the Zone 2 - Zone 3 maiden mineral resource footprint area. Eighteen (18) diamond core boreholes totalling 2,989 metres were completed during the present quarter with drilling efforts primarily dedicated to resource expansion at the Double 19 gold deposit. The target generation drilling program is designed to follow up on early-stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012), test down-plunge extensions and/or fold limbs of existing resource bodies, and to test prospective litho-structural gold settings identified by recently completed 3D geological modelling. A total of 103 boreholes totaling 13,808 metres have been completed to date by the Company's in-house drilling crews during the ongoing Zone 2 - Zone 3 resource expansion drilling program initiated in late September 2019.

Drilling activities during the March 2021 quarter focussed on the following Zone 2 - Zone 3 resource expansion targets: 13 holes (2,234 metres) on the Double 19 deposit, 3 holes (462 metres) on the Gatehouse zone, and one hole on the Boomerang zone (215 metres) and recently identified Lone Tree shear structure, respectively. The assay results for the initial 13 boreholes (2,185 metres) of the 2021 drilling campaign (#KBDD21379 - #KBDD21391) were reported by the Company on April 14, 2021, including the following highlights:

- 48.8 metres grading 0.76 grams per tonne ("g/t") gold, including 1.91 g/t gold over 6.9 metres, from down-hole depth of 134.0 metres in #KBDD21387, with undercut hole #KBDD21391 returning 15.1 metres grading 1.24 g/t gold, including 2.56 g/t gold over 4.5 metres, from down-hole depth of 200 metres; extending mineralization down to vertical depth of 200 metres on the northeasternmost NW Limb zone section at the Double 19 deposit.

- additional NW Limb drilling highlights include: 13.5 metres grading 1.92 g/t gold, including 3.13 g/t gold over 5.9 metres, from down-hole depth of 138.5 metres in #KBDD21384;  11.6 metres grading 1.00 g/t gold and 17.1 metres grading 1.13 g/t gold from down-hole depths of 92.0 metres and 121.9 metres respectively in #KBDD21386; and 7.6 metres grading 2.12 g/t gold, including 4.61 g/t gold over 2.0 metres, and 8.75 metres grading 1.03 g/t gold from down-hole depths of 101.0 metres and 125.25 metres respectively in #KBDD21390.

- 473.09 g/t gold over 0.5 metres (visible gold), immediately followed by 16.1 metres grading 0.51 g/t gold, from down-hole depth of 112.8 metres in #KBDD21388; with placement of mineralization along granitoid - metasediment contact highlighting potential for high-grade, contact-controlled, shear-type gold mineralization at Gatehouse, in addition to typical Kibi-type Granitoid-hosted gold mineralization.

- 16.6 metres grading 0.96 g/t gold, including 3.47 g/t gold over 3.0 metres, from down-hole depth of 41 metres in #KBDD21380 at newly identified Lone Tree shear; with drill-fence tracing auriferous structure over 125 metre down-dip distance from surface.

Recent detailed 3D litho-structural modelling indicates that the Double 19 gold mineralization is emplaced within the inner arc of a tight, steep NE-plunging, isoclinally folded diorite body. With the mineralization traced to date along the fold hinge over an approximately 285 metre down-plunge distance from surface (~150 metres vertical). The present drilling successfully extended the recently identified NW Limb zone mineralization approximately 50 metres to the northeast with drilling efforts to date demonstrating the continuity of the NW Limb Zone over an approximately 160 metre trend-length of the fold structure (~ 240 metre down-plunge distance) and down to a vertical depth of approximately 200 metres. The Double 19 deposit has a current inferred mineral resource of 48,000 ounces of gold (0.61 million tonnes at an average grade of 2.43 g/t gold).

The Double 19 deposit, located in Zone 3, along with the Big Bend, East Dyke, South Ridge and Mushroom deposits in Zone 2, form part of a maiden mineral resource estimate (October 26, 2012) on the Company's Kibi Gold Project. In aggregate, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to encompass an indicated mineral resource of 3.38 million tonnes grading 2.56 g/t gold for 278,000 ounces of contained gold and an additional inferred mineral resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off). The Zone 2 - Zone 3 maiden mineral resource represents the first ever mineral resource generated on a lode gold project within the Kibi Gold Belt. Gold mineralization is characterized by auriferous quartz vein sets hosted in Belt-type granitoids geologically analogous to other "Granitoid-hosted" gold deposits of Ghana, including Kinross Gold's Chirano and Newmont Mining's Subika deposits in the Sefwi gold belt. The above mineral resource estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana", prepared by SEMS Explorations and dated October 31, 2012, filed under the Company's profile on SEDAR at www.sedar.com.

We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the current reporting period.

Exploration activities for the March 2020 quarter focussed on the Kibi Gold Project (Apapam Mining Lease) with the continuation of the target generation drilling program geared towards the identification of new resource expansion opportunities within the Zone 2 - Zone 3 maiden mineral resource footprint area. A total of 26 diamond core boreholes totaling 3,213 metres have been completed to date by the Company's in-house drilling crew during the ongoing drilling program initiated in late September 2019, including 15 boreholes totalling 2,009 metres during the present quarter. The target generation drilling program is designed to follow up on early stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012) and to test prospective litho-structural gold settings identified by recently completed 3D geological modelling.

The assay results for the initial 16 boreholes (1,643 metres) of the ongoing resource expansion target generation program completed from September 24, 2019 to January 27, 2020 were reported by the Company on February 26, 2020, including the following highlights:

- 49 metres grading 1.1 grams per tonne ("g/t") gold, including 1.42 g/t gold over 31.6 metres and 45.1 metres grading 1.51 g/t gold, including 2.24 g/t gold over 26.4 metres from down-hole depths of 47 metres and 32 metres in #KBDD19304 and #KBDD20306 respectively, on adjacent 25 metre spaced drill-fan patterns (Road Cut Zone);

- gold mineralization now traced over an approximately 110 metre strike length and to 90 metre vertical depth on the Road Cut Zone; with newly developing gold body lying within 65 metres of the southern margin (footwall) of the flagship Big Bend gold deposit; and

- step-out drilling successfully traced gold mineralization over an approximately 200 metre strike length of the host diorite body to the southeast of the South Ridge gold deposit; including exploration significant drill intercepts of 1.5 metres grading 4.94 g/t gold and 6.2 metres grading 0.87 g/t gold in #KBDD19297 and #KBDD19303 respectively (South Ridge - SE Extension target).

The initial phase of the resource expansion target generation drill program focussed primarily on the Road Cut Zone and the South Ridge - SE Extension target with 8 holes (790.5 metres) and 4 holes (468 metres) on each target, respectively. The Road Cut Zone was subjected to follow up drilling with North-South drill targeting based on recent detailed geological modelling work. The drilling (8 holes) tested the ENE-trending / steep northerly dipping Road Cut auriferous system over an approximately 100 metre strike length, including: three (3) south trending drill-fan patterns (-55o / -75o) at 25 metre spacing and two (2) northerly trending boreholes (scissor-pattern) designed to further define the geometry / attitude of the host diorite body and of the gold-bearing vein system.

Initial follow up drilling efforts on the Road Cut Zone traced the gold mineralization over an approximately 110 metre strike length and to a 90 metre vertical depth; with the newly developing gold body lying within 65 metres of the southern margin (footwall) of the Kibi Gold Project's flagship Big Bend gold deposit. The Road Cut auriferous vein system is emplaced in a parallel diorite body exhibiting a similar NW to ENE flexure in strike-geometry has the flexure appearing to control the Big Bend deposit gold mineralization. The Big Bend deposit has a current indicated mineral resource of 2.72 million tonnes grading 2.44 grams per tonne ("g/t") gold for 213,000 ounces of contained gold and an additional inferred mineral resource of  0.52 million tonnes grading 1.6 g/t gold for 27,000 ounces of contained gold

Step-out drilling (4 holes) successfully traced gold mineralization over an approximately 200 metre strike length of the host diorite body to the southeast of the South Ridge gold deposit (i.e., South Ridge - SE Extension target). Of exploration significance are typical Kibi-type granitoid hosted gold mineralization intercepts produced by a drill-fan pattern (-60o / -80o) collared approximately 200 metres southeast of the South Ridge resource body, including: 5.2 metres grading 0.41 g/t gold from a down-hole depth of 62.8 metres in the upper #KBDD19302 hole; and 6.2 metres grading 0.87 g/t gold from a down-hole depth of 73 metres in the lower #KBDD19303 hole, approximately 25 metres down dip from the #KBDD19302 intercept. The South Ridge deposit has a current inferred mineral resource estimate of 0.9 million tonnes grading 1.48 g/t gold for 43,000 ounces of contained gold.

The Big Bend and South Ridge deposits, along with the East Dyke and Mushroom deposits in Zone 2 and the Double 19 deposit in Zone 3, form part of a maiden mineral resource estimate (October 26, 2012) on the Company's Kibi Gold Project. In aggregate, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to encompass an indicated mineral resource of 3.38 million tonnes grading 2.56 g/t gold for 278,000 ounces of contained gold and an additional inferred mineral resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off). The Zone 2 - Zone 3 maiden mineral resource represents the first ever mineral resource generated on a lode gold project within the Kibi Gold Belt. Gold mineralization is characterized by auriferous quartz vein sets hosted in Belt-type granitoids geologically analogous to other "Granitoid-hosted" gold deposits of Ghana, including Kinross Gold's Chirano and Newmont Mining's Subika deposits in the Sefwi gold belt. The above mineral resource estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana", prepared by SEMS Explorations and dated October 31, 2012, filed under the Company's profile on SEDAR at www.sedar.com.

We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the March 31, 2020 reporting period.

Cautionary Note on Mineral Resources: Mineral resources are not mineral reserves and by definition do not demonstrate economic viability. This mineral resource estimate includes inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated resource categories through further drilling, or into mineral reserves, once economic considerations are applied. The stated figures for contained gold are in-situ mineral resources.

We reported a gain of $2,699,135 related to other items for the three months ended March 31, 2021 compared to a gain of $664,589 for the three months ended March 31, 2020.  Gold recovery, and the mark to market value of the investment portfolio in 2021 created most of the difference in the comparative periods.

During the three months ended March 31, 2021 and 2020, gold recovery operations were in the normal range of expectations.  We sold 2,017 ounces of fine gold from our gold recovery operations in the three months ended March 31, 2021 compared to 1,172 ounces of fine gold from our share of the placer gold operations received during the three months ended March 31, 2020.  Our gold receipts, after royalties and expenses during the three months ended March 31, 2021 generated a gain on gold recovery of $2,328,564 (March 31, 2020 - gain of $851,786).  We recovered 1,500 raw ounces of gold during Q1 2021.  Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer.  These placer gold recovery operations were contracted to local Ghanaian groups.  We pay a 5% government royalty on our gold sales.  Using local contractors promotes the local economy while avoiding illegal workings on our projects.

During the three months ended March 31, 2021, our company had a foreign exchange loss of $11,879 compared to a loss of $77,557 in the three months ended March 31, 2020.  The U.S. dollar strengthened during the quarter against the Canadian dollar and Ghanaian cedi.

Our company recognized a trading and holding gain on marketable securities of $370,195.  Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period.  Since a significant portion of the portfolio is held in Canadian denominated securities, the devaluation of the Canadian dollar in the quarter negatively affected carrying values.  A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold.  At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, are reversed.

Recent Capital Raising Transactions

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants.

During 2021, the company issued 130,000 shares at prices between CAD$0.23 and CAD$0.50 per share for cash proceeds of $30,180 on the exercise of stock options.

During 2020, the company issued 885,000 shares at CAD$0.50 per share for cash proceeds of $334,132 on the exercise of warrants and issued 346,500 shares at prices between CAD$0.15 and CAD$0.50 per share for cash proceeds of $71,912 on the exercise of stock options.

There were no capital raising transactions in 2021, nor in 2020.

Liquidity and Capital Resources

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities.  There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Cash on hand was increased by $2.2 million during the first three months of 2021, to $6.7 million.  Operations provided cash of $2.4 million.  Cash of $0.9 million was used to purchase investments in 2021 while proceeds from the sale of investments generated $0.8 million of cash.  Inventory was decreased by $0.3 million due to the timing of smelt shipments.  Payables were increased, mostly due to gold recovery expenses and an accrual for income taxes payable in Ghana related to 2021 operations.  Cash of $0.1 million was used to purchase fixed assets, pickup trucks, during 2021.  Cash of $0.1 million was used to repurchase shares in 2021.

During the period ended March 31, 2021, 41,900 shares were re-purchased for $47,178 and were cancelled. A total of 5,200 common shares re-purchased in 2020 for $4,857 were cancelled in 2021.  A further total of 52,200 common shares were re-purchased in March 2021, for $49,060 and held in treasury.  These 52,200 shares were cancelled in April 2021.

Our shares of common stock, warrants and stock options outstanding as of May 6, 2021, March 31, 2021, and December 31, 2020, were as follows:

	May 6, 2021	March 31, 2021	December 31, 2020
Common Shares	46,847,717	46,899,917	46,817,017
Warrants	-	-	-
Stock Options	2,506,000	2,506,000	2,636,000
Fully diluted	49,353,717	49,405,917	49,453,017

Subsequent to March 31, 2021, 52,200 shares which were purchased in March 2021 were cancelled.  In April 2021, 84,900  shares were purchased and these shares will be cancelled in the normal course of operations.

As of the date of this MD&A, the exercise of all outstanding options would raise approximately $0.9 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

We remain debt free and our credit and interest rate risk is limited to interest-bearing assets of cash and bank or government guaranteed investment vehicles.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

Our liquidity risk with financial instruments is minimal as excess cash is invested with a Canadian financial institution in government-backed securities or bank-backed guaranteed investment certificates.

Our fiscal 2021 budget to carry out our plan of operations is approximately $1,800,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview".  These expenditures are subject to change if management decides to scale back or accelerate operations.  We believe that we are adequately capitalized to achieve our operating plan for fiscal 2021.  However, our losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2020.

Going Concern

The Company is in development as an exploration company.  It may need financing for its exploration and acquisition activities.  Although the Company has incurred a gain of $1,920,672 for the period ended March 31, 2021, it has an accumulated a deficit of $20,892,469.  Results for the period ended March 31, 2021 are not necessarily indicative of future results. The uncertainty of gold recovery and he fact the Company does not have a demonstrably viable business to provide future funds, raises substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements.  The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan, which is typical for junior exploration companies.  The financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management of the Company ("Management") is of the opinion that sufficient financing will be obtained from external sources and further share issuances will be made to meet the Company's obligations.  The Company's discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

Related Party Transactions

During the three-month periods ended March 31, 2021 and 2020, the Company entered into the following transactions with related parties:

	March 31, 2021	March 31, 2020

Consulting fees paid or accrued to officers or their companies	$465,859	$233,211
Directors' fees	592	564

Stock option grants to officers and directors	-	-
Stock option grant price range	-	-

Of the total consulting fees noted above, $372,042 (March 31, 2020 - $188,281) was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  The related party was entitled to receive $186,021 (March 31, 2020 - $94,141) of this amount.  As at March 31, 2021, a balance of $110,087 (December 31, 2020 - a prepaid balance of $12,065) is due to this related company.

During the three months ended March 31, 2021 and 2020 the Company did not grant stock options to insiders.

Material Commitments

Mineral Property Commitments

Our company is committed to expend, from time to time fees payable:

● to the Minerals Commission of Ghana for:

(a) to the Minerals Commission for:

(i) a new grant or renewal of an expiry date of a prospecting license (currently an annual fee maximum of $70.00 per cadastral unit/or 21.24 hectare);

(ii) a new grant or renewal of a mining lease (currently an annual fee maximum of $1,000.00 per cadastral units/or 21.24 hectare); and

(iii) annual operating permits;

(b) to the Environmental Protection Agency ("EPA") (of Ghana) for:

i) processing and certificate fees with respect to EPA permits;

ii) the issuance of permits before the commencement of any work at a particular concession; or

iii) the posting of a bond in connection with any mining operations undertaken by the Company;

(c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed.

Purchase of Significant Equipment

We consider the availability of equipment to conduct our exploration activities.  In 2021 we purchased two pickup trucks.  In 2020 we purchased a second drill, a dozer, some pickups and a generator. While we do not expect we will be buying any additional equipment in the foreseeable future, we will continue to assess the situation and weigh our program needs against equipment availability.

Off Balance Sheet Arrangements

Our company has no off balance sheet arrangements.

Fair value of financial assets and liabilities

We invest all excess cash primarily in time deposits, money market funds, corporate debt securities, equities, limited partnerships, and rights and warrants.

We classify all marketable debt securities that have stated maturities of three months or less from the date of purchase as cash equivalents and those with stated maturities of greater than three months as marketable securities on our Consolidated Balance Sheets.

We determine the appropriate classification of our investments in marketable debt securities at the time of purchase and re-evaluate such designation at each balance sheet date. We have classified and accounted for our marketable debt securities as trading securities. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may sell these debt securities prior to their stated maturities. For all of our marketable debt securities we have elected the fair value option, for which changes in fair value are recorded in other income (expense), net. We determine any realized gains or losses on the sale of marketable debt securities on a specific identification method, and we record such gains and losses as a component of other income (expense), net.

The following tables summarize our debt securities, at their fair value, by significant investment categories as of March 31, 2021 and December 31, 2020:

Level 1 - Cash equivalents	March 31, 2021	December 31, 2020

Money market funds	$4,479,790	$3,772,568
	$4,479,790	$3,772,568

	March 31, 2021	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$6,674,232	$6,674,232	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	2,865,193	2,865,193	-	-
Total	$9,835,747	$9,835,747	$-	$-

	December 31, 2020	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$4,451,256	$4,451,256	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	2,345,984	2,345,984	-	-
Total	$7,093,562	$7,093,562	$-	$-

Critical Accounting Estimates and Changes in Accounting Policies

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes.  Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements").  These statements relate to future events or our company's future performance.  All statements other than statements of historical fact are forward-looking statements.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements.  The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-Looking Statements	Assumptions	Risk Factors
Potential of Xtra-Gold's properties to contain economic gold deposits and other mineral deposits and/or to become near-term and/or low-cost producers

Availability of financing for our projects.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold, including development of any deposit in compliance with Ghanaian mining law.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Potential to expand the NI 43-101 resources on Xtra-Gold's existing projects and achieve its growth targets

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

NI 43-101 technical reports are correct and comprehensive.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Continuance of gold recovery operations.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Continued cooperation of government bodies to conduct placer operations.

Ability to meet working capital needs for fiscal 2021

Operating and exploration activities and associated costs will be consistent with our current expectations.

Capital markets and financing opportunities are favourable to Xtra-Gold.

Sale of any investments, if warranted, on acceptable terms.

Xtra-Gold continues as a going concern.

Changes in the capital markets impacting availability and timing of future financings on acceptable terms.

Increases in costs, environmental compliance and changes in environmental, other local legislation and regulation.

Adjustments to currently proposed operating and exploration activities.

Price volatility of gold and other commodities impacting sentiment for investment in the resource markets.

Plans, costs, timing and capital for future exploration and development of Xtra-Gold's properties including the potential impact of complying with existing and proposed laws and regulations

Availability of financing for our exploration and development activities.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work and economic studies will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation and political and economic climate.

Price volatility of gold and other commodities impacting the economics of our projects.

Management's outlook regarding future trends

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Prices for gold and other commodities will be favourable to Xtra-Gold.

Government regulation in Ghana will support development of any deposit.

Price volatility of gold and other commodities impacting the economics of our projects and appetite for investing in junior gold exploration equities.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in economic, political and industry market climate.

Covid-19	Actual results of our exploration, gold recovery and continuity of operations.

The first cases of Covid-19 were detected much later in Ghana than other parts of the world, and Government action has limited the incidence of transmission.  The Company continues to monitor the potential effects on its operations and is implementing protocol to hopefully help in minimize its impact.  However, investors are cautioned this is an evolving issue, and that there is not guarantee the Company's protocols will be effective.

Increased costs and reduced ability to access the properties could affect exploration results and gold recovery results.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Xtra-Gold's ability to predict or control.  Please also make reference to those risk factors listed in the "Risk Factors" section above.  Readers are cautioned that the above chart is not exhaustive of the factors that may affect the forward-looking statements, and that the underlying assumptions may prove to be incorrect.  Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Xtra-Gold's actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements.  All forward-looking statements herein are qualified by this cautionary statement.  Accordingly, readers should not place undue reliance on forward-looking statements.  Our company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.  If our company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Dated:  May 6, 2021